

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2015

Via E-mail
Mr. Mario Moreno Cortez, Coordinator of Finance
Group Simec
Calzada Lázaro Cárdenas 601
Colonia La Nogalera, Guadalajara,
Jalisco, México 44440

Re: Group Simec
Form 20-F for the year ended December 31, 2014
Filed May 15, 2015
File No. 1-11176

Dear Mr. Cortez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects, page 49

Consolidated Statements of Comprehensive Income, pages 57 and 62

1.   Please more fully explain to us and clarify in your filings how you determined the amount of foreign exchange gain (loss) that you recorded during each period presented.

2.   Please more fully explain to us and clarify in your filings the specific facts and circumstances that resulted in material differences between your statutory tax rates and effective tax rates during each period presented.

USA Segment, pages 61 and 66

3.   We note the continued and increasingly negative operating trends associated with your
        USA segment during the periods presented. Please more fully address the specific facts
        and circumstances underlying the negative trends. Please also address: any actions you
        are considering to address the trends; how long you believe you can sustain current
        operations if the trends continue; and the potential risks and consequences to your
        business if the trends continue.

Item 6. Directors, Senior Management and Employees, page 73

4.   We note your disclosure on pages 73 and 77 that you currently have seven directors. We
        further note that in your tabular and biographical disclosure on pages 76 and 77 you only
        provide disclosure for five directors. Lastly, we note in your Annual Report on Form 20-
        F for your fiscal year ended December 31, 2013 that you similarly disclosed that you had
        seven directors but included tabular and biographical disclosure for only six directors.
        Please tell us how many directors currently sit on your board.

Item 18. Financial Statements

4. Basis for the preparation and presentation of the financial statements, page F-10

Summary of significant accounting policies, Translation of financial statements of foreign
subsidiaries, Page F-12

5.   We note your disclosure that the U.S. dollar is the functional currency of the U.S.
        subsidiaries except Simec 8 International, Inc., Steel Promotor, Inc. and Coadm Steel,
        Inc. whose functional currency is the Mexican peso. Please address the following:
        - Provide summarized information regarding the nature and magnitude of the
          assets, liabilities, operating results and cash flows related to these subsidiaries
          during the periods presented;
        - Explain how and why you determined the functional currency of these U.S.
          subsidiaries is the Mexican peso;
        - Address the impact of this determination on your consolidated financial
          statements during the periods presented; and
        - Based on the lack of similar disclosures in your 2013 Form 20-F, tell us if you
          changed the functional currency of these U.S. subsidiaries and, if you did, explain
          the significant changes in economic conditions that resulted in the change in
          functional currency.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551-3570 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief